UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-32288

NOTIFICATION OF LATE FILING	CUSIP NUMBER

640671103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nephros, Inc.
Full Name of Registrant

Former Name if Applicable

41 Grand Avenue
Address of Principal Executive Office (Street and Number)

River Edge, New Jersey 07661
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by Nephros, Inc. (the “Registrant”) in its Current Report on Form 8-K filed on March 31, 2015, the Audit Committee of the Registrant’s Board of Directors concluded, after consulting with management and the Registrant’s independent registered public accounting firm, that the Registrant’s outstanding common stock purchase warrants must be accounted for as a derivative liability rather than as a component of equity. This determination resulted in the Registrant needing to restate its audited financial statements for each of the fiscal years ended December 31, 2009 through December 31, 2013 and its unaudited financial statements for each of the fiscal periods ended March 31, 2009 through September 30, 2014 (collectively, the “Prior Financial Statements”).

The determination of the need to restate each of the Prior Financial Statements occurred during the same period in which the Registrant needed to complete its internal year-end review procedures for 2014, update its disclosures to reflect the restated financial statements and finalize the Registrant’s audited financial statements for the year ended December 31, 2014 to be included in the Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”). Due to the timing of these matters and the number of Prior Financial Statements to be restated, and because the audited consolidated financial statements for the year ended December 31, 2014 could not be finalized until after the restatement of each of the Prior Financial Statements, the Registrant was not able to file the Annual Report by its due date without unreasonable effort or expense.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Paul A. Mieyal	201	343-5202
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nephros, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2015	By.	/s/ Paul A. Mieyal
Paul A. Mieyal, Acting President, Acting Chief Executive Officer, Acting Chief Financial Officer, and Acting Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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